As filed with the Securities and Exchange Commission on January _____, 2005
                                                        File No. 000-___________
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        Navidec Financial Services, Inc.
                        --------------------------------
                 (Name of Small Business Issuer in its charter)

                 Colorado                               13-4228144
      (State or other jurisdiction         (I.R.S. Employer Identification No.)
    of incorporation or organization)

                             Fiddler's Green Center
                         6399 S. Fiddler's Green Circle
                        Greenwood Village, Colorado 80111
               (Address of principal executive offices)(Zip Code)

                                   Copies to:

                             Roger V. Davidson, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                          1225 17th Street, Suite 2300
                           Denver, Colorado 80202-5596
                                 (303) 299-7307

Issuer's telephone number: (303) 222-1000

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class            Name of each exchange on which registered
            None                                     None

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common stock, par value $0.001 per share
                                (Title of Class)

                        NAVIDEC FINANCIAL SERVICES, INC.

                      REGISTRATION STATEMENT ON FORM 10-SB


                                EXPLANATORY NOTE

     This Registration Statement on Form 10-SB has been prepared on a prospective basis on the assumption that, among other things, the distribution and the related transactions contemplated to occur prior to or at the same time as the distribution will be completed as contemplated by the information statement which is part of this Registration Statement. There can be no assurance, however, that the distribution or the related transactions will occur or will occur as so contemplated. Any significant modifications or variations in the distribution or the related transactions will be described in an amendment or supplement to this Registration Statement.

                  INFORMATION INCLUDED IN INFORMATION STATEMENT
                   AND INCORPORATED IN FORM 10-SB BY REFERENCE

               CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                             AND ITEMS OF FORM 10-SB

     Our Information Statement is furnished as Exhibit 99.1 to this Form 10-SB. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10-SB can be found in the Information Statement.

Item
No.       Caption                                 Location in Information Statement
---       -------                                 ---------------------------------

                                               PART I
1. Description of Business.             "Summary;" "The Separation and Distribution;" "Risk
                                        Factors;" "Business;" "Management's Discussion and Analysis
                                        of Financial Condition and Results of Operations;"
                                        "Arrangements Between Navidec, Inc. and Navidec Financial
                                        Services, Inc.;" "Description of Capital Stock;" and "Where
                                        You Can Find More Information"

2. Management's Discussion and          "Management's Discussion and Analysis of Financial Condition
   Analysis.                            and Results of Operations"


3. Description of Property.             "Business;" "Properties"

4. Security Ownership of Certain        "Management" and "Ownership of Our Stock"
   Beneficial Owners and Management.

5. Directors and Executive Officers,    "Management"
   Promoters and Control Persons.


                                        2

Item
No.       Caption                                 Location in Information Statement
---       -------                                 ---------------------------------

6. Executive Compensation.              "Management;" "Ownership of Our Stock" and "Arrangements
                                        Between Navidec, Inc. and Navidec Financial Services, Inc."

7. Certain Relationships and Related    "Arrangements Between Navidec, Inc. and Navidec Financial
   Transactions.                        Services, Inc.;" "Certain Relationships and Related
                                        Transactions;" "Description of Capital Stock;" and
                                        "Management's Discussion and Analysis of Financial Condition
                                        and Results of Operations"

8. Description of Securities.           "Description of Capital Stock"


                                     PART II

1. Market Price of and Dividends on     "Summary;" "The Separation and Distribution;" and
   the Registrant's Common Equity and   "Description of Capital Stock."
   Related Stockholder Matters.

2. Legal Proceedings.                   "Business - Legal Matters;" "Arrangements;" and "Proceeding
                                        Liabilities."

3. Changes in and Disagreements with     "Changes in and Disagreements with Accountants on Accounting
   Accountants.                          and Financial Disclosure"

4. Recent Sales of Unregistered          N/A
   Securities.

5. Indemnification of Directors and      "Indemnification of Directors and Officers"
   Officers.


                                    PART F/S

   Financial Statements and             "Index to Financial Statements" and the statements
   Supplementary Data.                  referenced thereon


                                    PART III

1. Index to Exhibits.                   (See below)
2. Description of Exhibits.             (See below)




                                        3

                      INDEX TO AND DESCRIPTION OF EXHIBITS

     The following exhibits are furnished as part of this registration statement:

Exhibit No.                         Description
-----------                         -----------

     3.1 Articles of Incorporation of Navidec Capital, Inc. filed with the Colorado Secretary of State on December 20, 2002.*

     3.2 Articles of Amendment to Articles of Incorporation filed with the Colorado Secretary of State on October 24, 2003 to change the name of Navidec Capital, Inc. to Navidec Financial Services, Inc.*

     3.3       Bylaws of Navidec Capital, Inc.*

     4.1 Form of Specimen Certificate for Shares of Common Stock of Navidec Financial Services, Inc.*

    10.1 Business Consulting Agreement dated July 8, 2004 between Navidec, Inc. and Navidec Financial Services, Inc.*

    10.2 Stock Purchase Warrant dated July 8, 2004 for the acquisition of up to 1,500,000 shares of Navidec, Inc. common stock (filed as Exhibit 10.1 hereto).*

    10.3       Lease Agreement for Greenwood Village, Colorado facility.*

    10.4       John R. McKowen Employment Agreement.*

    10.5       Robert D. Grizzle Employment Agreement.*

    10.6 Business Consulting Agreement dated July 10, 2004 between Navidec Financial Services, Inc. and Phoenix Alliance, Inc.*

    21.1       List of Subsidiaries of Navidec Financial Services, Inc.*

    99.1 Navidec Financial Services, Inc. Information Statement dated January 28, 2005.*

* FILED HEREWITH

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NAVIDEC FINANCIAL SERVICES, INC.


                                            By: /s/ John R. McKowen
                                            -----------------------
                                            John R. McKowen, President

Date:  January 28, 2005

                                INDEX TO EXHIBITS

 Exhibit No.                               Description
 -----------                               -----------

     3.1 Articles of Incorporation of Navidec Capital, Inc. filed with the Colorado Secretary of State on December 20, 2002.*

     3.2 Articles of Amendment to Articles of Incorporation filed with the Colorado Secretary of State on October 24, 2003 to change the name of Navidec Capital, Inc. to Navidec Financial Services, Inc.*

     3.3       Bylaws of Navidec Capital, Inc.*

     4.1 Form of Specimen Certificate for Shares of Common Stock of Navidec Financial Services, Inc.*

    10.1 Business Consulting Agreement dated July 8, 2004 between Navidec, Inc. and Navidec Financial Services, Inc.*

    10.2 Stock Purchase Warrant dated July 8, 2004 for the acquisition of up to 1,500,000 shares of Navidec, Inc. common stock (filed as Exhibit 10.1 hereto).*

    10.3       Lease Agreement for Greenwood Village, Colorado facility.*

    10.4       John R. McKowen Employment Agreement.*

    10.5       Robert D. Grizzle Employment Agreement.*

    10.6 Business Consulting Agreement dated July 10, 2004 between Navidec Financial Services, Inc. and Phoenix Alliance, Inc.*

    21.1       List of Subsidiaries of Navidec Financial Services, Inc.*

    99.1 Navidec Financial Services, Inc. Information Statement dated January 28, 2005.*

* FILED HEREWITH